[redacted]

C M

SECU 13012172 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8-52973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Republic Securities Co. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pine Street
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Tateosian 415-296-5810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12

OATH OR AFFIRMATION

I, David Tateosian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Republic Securities Company., LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARYJANE D. REYES
Commission # 1868788
Notary Public - California
San Francisco County
My Comm. Expires Oct 19, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

First Republic Securities Company, LLC

(A Wholly Owned Subsidiary of First Republic Bank)

(SEC Identification No. 8-52973)

Financial Statements and Supplemental Schedules
as of and for the year ended December 31, 2012 and Independent
Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

Index
December 31, 2012

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Republic Securities Company, LLC:

We have audited the accompanying statement of financial condition of First Republic Securities Company, LLC (the Company), a wholly owned subsidiary of First Republic Bank, as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of the Company as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

San Francisco, California
February 26, 2013

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

STATEMENT OF FINANCIAL CONDITION
December 31, 2012
(in thousands, except per share amounts)

ASSETS		
Cash and cash equivalents	$	44,952
Securities owned, at market value		10,250
Commissions receivable		132
Prepaid expenses		182
Other receivables		5,251
Deposit with clearing broker		100
Intangible assets, net of accumulated amortization of $5,340		6,910
Total assets	$	67,777
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	2,330
Payable to First Republic and affiliates, net		977
Payable to clearing organization		7,801
Total liabilities		11,108
MEMBER'S EQUITY:		
Common stock, $0.01 par value – Authorized and outstanding 10,000 shares		-
Additional paid-in capital		22,194
Retained earnings		34,475
Total member's equity		56,669
Total liabilities and member's equity	$	67,777

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

STATEMENT OF INCOME
Year ended December 31, 2012
(in thousands)

REVENUE:		
Agency commissions	$	4,241
Principal commissions		3,311
Other brokerage revenues		1,615
Money market mutual funds fee		1,239
Interest earned on deposits with First Republic		32,940
Income from First Republic and affiliates		1,769
Other income		153
Interest income		17
Total revenue		45,285
EXPENSES:		
Salaries and related benefits		7,809
Commission and referral payout		2,756
Occupancy		1,248
Professional fees and advertising		308
Clearing fees		3,936
Information systems		614
Regulatory fees		383
Dues and subscriptions		579
Other general and administrative		1,125
Intangible asset amortization		1,954
Total expenses		20,712
NET INCOME	$	24,573

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year ended December 31, 2012
(in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - December 31, 2011	$ -	$ 22,194	$ 9,902	$ 32,096
Net income	-	-	24,573	24,573
Balance - December 31, 2012	$ -	$ 22,194	$ 34,475	$ 56,669

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

STATEMENT OF CASH FLOWS
Year ended December 31, 2012
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	24,573
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of intangible assets		1,954
Changes in assets and liabilities:		
Securities owned, at market value		(10,250)
Prepaid expenses		(29)
Other receivables		(2,003)
Commissions receivable		(62)
Accounts payable and accrued expenses		(48)
Payable to First Republic and affiliates, net		1,861
Payable to clearing organization		8,338
Net cash provided by operating activities		24,334
NET INCREASE IN CASH AND CASH EQUIVALENTS		24,334
CASH AND CASH EQUIVALENTS-Beginning of year		20,618
CASH AND CASH EQUIVALENTS-End of year	$	44,952

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business — First Republic Securities Company, LLC (the "Company") was formed as a Nevada limited liability company in July 2000 and operates as a wholly owned subsidiary of First Republic Bank ("First Republic"), a California corporation.

The Company is a registered member of the Financial Industry Regulatory Authority, Inc. and the Securities and Exchange Commission ("SEC") and is actively engaged in the business of providing broker-dealer services. The Company's business includes distribution of investment products and services, which involves introducing mutual funds and fixed income securities on an agency or riskless principal basis. The Company is a full disclosure broker dealer and clears all securities transactions though a clearing broker. The Company does not hold customer accounts.

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company is engaged in a single line of business as a securities broker-dealer.

Revenue Recognition — Revenues are recorded on a trade-date basis.

Income Taxes — As a single member limited liability company, the Company is not subject to federal and state corporate income taxes on its taxable income. Instead, the net income of the Company is included in the federal and state tax returns of First Republic. The Company does not pay income taxes to First Republic, does not have a tax sharing agreement with First Republic, and management does not have the intention of changing these facts. Thus, the Company has many attributes of a pass-through entity and income taxes are not presented in its financial statements. A pro forma calculation of income tax has been included as part of the notes to the financial statements.

Cash and Cash Equivalents — For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits with original maturities of ninety days or less.

Securities Owned — Securities owned are recorded at fair value. The Company bases the fair value of securities owned on the price that would be received to sell the securities in an orderly transaction between market participants at the measurement date. The Company uses prices obtained through a third-party valuation source in determining fair value.

Deposit With Clearing Broker — The Company maintains a minimum balance of $100 in a deposit account with its clearing broker-dealer. In the event of a substantial change in the nature and extent of the Company's business operations, the clearing broker may request an additional amount be deposited in the deposit account.

Intangible Assets — Intangible assets related to customer relationships are amortized over their useful lives not to exceed ten years. The Company evaluates intangible assets for impairment at least annually and whenever circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable and exceeds fair value, an impairment loss is recognized.

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities, (b) disclosure of contingent assets and liabilities at the date of the financial statements, and (c) the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include commissions, bonus, referral fees and intangible amortization.

2. INTANGIBLE ASSETS

The gross carrying value of intangible assets and accumulated amortization at December 31, 2012 is presented in the following table:

(in thousands)	Gross Carrying Value	Accumulated Amortization
Customer relationship intangibles	$ 12,250	$ 5,340

The following table presents the estimated future amortization of intangible assets as of December 31, 2012:

2013	$	1,711
2014	$	1,468
2015	$	1,225
2016	$	982
2017	$	739

3. RELATED PARTY TRANSACTIONS

The Company has a cash account with First Republic in the amount of $38,001 as of December 31, 2012.

The Company has a revenue sharing agreement with First Republic for the revenue derived from money market mutual fund activities that are directed to First Republic. The revenue received by the Company for this money market mutual fund activity was $259 for the year ended December 31, 2012.

The Company and First Republic have an expense-sharing agreement for salaries, rent and certain general and administrative expenses. Expenses allocated by First Republic are paid by the Company. First Republic allocated $1,631 for such expenses for the year ended December 31, 2012, which are recorded in their respective categories in the Statement of Income.

First Republic shares with the Company the revenues earned from Eagle Bank Sweep balances. Non-invested cash in a client's brokerage account is swept overnight into an omnibus checking or money market checking account at First Republic. For the year ended December 31, 2012, the Company earned $22,298 from this activity. In addition, the Company earned revenues of

$10,642 for referring other bank products to First Republic, such as checking accounts. The average balances for the Eagle Bank Sweep and checking accounts were $1,400,000 and $358,000, respectively.

First Republic and First Republic Investment Management, Inc. ("FRIM"), a subsidiary of First Republic Bank, pay the Company management fees related to the training and licensing of their licensed representatives. For the year ended December 31, 2012, this management fee income was $485 from First Republic and $122 from FRIM, and is recorded in income from First Republic and affiliates in the Statement of Income.

The Company has a revenue sharing agreement with FRIM whereby the Company provides custody and trading services for certain Registered Investment Advisory accounts. FRIM paid the Company $1,162 for the year ended December 31, 2012 and this fee is recorded in income from First Republic and affiliates in the Statement of Income.

4. SHARE-BASED COMPENSATION

Certain of the Company's employees participate in First Republic's stock award plan and were granted stock options and restricted stock units ("RSUs"). Compensation expense is recorded based on the fair value of the stock award at the date of grant and recognized over the requisite service period. The fair value of stock options are estimated on the date of grant using a Black-Scholes valuation model. RSUs are valued at the closing market price of First Republic's common stock at the date of grant. The Company recognized $214 of expense associated with stock awards for the year ended December 31, 2012.

5. COMMITMENTS AND CONTINGENCIES

The Company's customers' transactions are introduced to the Clearing Broker ("Pershing") for execution, clearance and settlement. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligation to Pershing, the Company may be required to reimburse Pershing for losses on these obligations. The Company has established procedures to reduce this risk by monitoring trading within accounts and requiring deposits in excess of regulatory requirements.

From time to time, the Company is named in judicial, arbitration and regulatory matters arising in connection with its business. In accordance with ASC 450, *Contingencies*, the Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it becomes probable a matter will result in a liability and the amount of loss, if any, can be reasonably be estimated. The Company has been named as a defendant in legal actions arising in the ordinary course of business, none of which, in the opinion of management, is material.

6. INCOME TAXES

The Company is a wholly owned limited liability company and has many attributes of a pass-through entity as described in Note 1. However, if income taxes were presented, pro forma financial statements would have included tax expense of approximately $10,080 for the year ended December 31, 2012.

7. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net

capital, both as defined, shall not exceed 15 to 1. As of December 31, 2012, the Company had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $5,830, which was $4,830 in excess of its required net capital of $1,000. The ratio of aggregate indebtedness to net capital is 2.10 to 1 as of December 31, 2012.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through Pershing LLC, a Bank of New York Mellon Company.

8. SUBSEQUENT EVENTS

The Company evaluated the effects of subsequent events that have occurred subsequent to the year ended December 31, 2012. During this period, there have been no material events that would require recognition in our 2012 financial statements or disclosure in the notes to the financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012
(in thousands)

NET CAPITAL:		
Total member's equity	$	56,669
Less nonallowable assets and other deductions or charges:		
Cash with affiliates		36,469
Receivable from First Republic Bank, net		1,125
Prepaid expenses, other receivables and intangible assets		12,343
Other deductions and/or charges		902
NET CAPITAL:	$	5,830
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	10,131
Payable to First Republic Investment Management, Inc., net		2,102
TOTAL AGGREGATE INDEBTEDNESS	$	12,233
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital required – greater of $1,000 or 6-2/3% of aggregate indebtedness	$	1,000
Net capital in excess of requirements	$	4,830
Ratio of aggregate indebtedness to net capital		210%

There are no material differences between the above Computation of Net Capital under Rule 15c3-1 and that filed with First Republic Securities Company, LLC's unaudited December 31, 2012, FOCUS report, as filed on January 22, 2013.

Schedule II

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through Pershing LLC, a Bank of New York Mellon Company.

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
First Republic Securities Company, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by First Republic Securities Company, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 26, 2013

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
First Republic Securities Company, LLC:

In planning and performing our audit of the financial statements of First Republic Securities Company, LLC (the Company), a wholly owned subsidiary of First Republic Bank, as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 26, 2013